03034972

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

RECEIVED OCT 17 2003 181 SECTION

1003197

Financial Asset Securities Corp.	0001264950
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, September 25, 2003, Series 2003-3	333-104153

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
OCT 20 2003
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 25, 2003

FINANCIAL ASSET SECURITIES CORP.

By: ______________________

Name:

Title:

FRANK Y. SKIBO

SENIOR VICE PRESIDENT

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Fremont Home Loan Trust 2003-3

Asset-Backed Certificates, Series 2003-3

$436,402,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Litton Loan Servicing LP
Servicer

Fremont Investment & Loan
Originator

RBS Greenwich Capital
Underwriter

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: September 22, 2003***

Fremont Home Loan Trust 2003-3
Asset-Backed Certificate, Series 2003-3
$436,402,000 (Approximate)

Class[1,2,3]	Principal Amount ($)	Coupon / PT Margin	WAL Call/Mat[4]	Payment Window (Mths) Call/Mat[4]	Expected Rating S&P/Fitch/Moody's	Assumed Distribution Date	Certificate Type
A-1	$270,614,000	2.52	1.54 / 1.54	1-24 / 1-24	AAA/AAA/Aaa	June 2033	Hybrid Senior
A-2	$85,633,000	2.43	1.53 / 1.53	1-24 / 1-24	AAA/AAA/Aaa	June 2033	Hybrid Senior
M-1	$31,172,000	1mL+0.725%	4.63 / 5.10	40-78 / 40-151	AA/AA/Aa2	June 2033	Floating Subordinate
M-2	$26,718,000	1mL+1.750%	4.55 / 4.97	38-78 / 38-133	A/A/A2	June 2033	Floating Subordinate
M-3	$5,566,000	1mL+2.050%	4.53 / 4.87	38-78 / 38-112	A-/A-/A3	June 2033	Floating Subordinate
M-4	$7,793,000	1mL+3.250%	4.52 / 4.79	37-78 / 37-106	BBB+/BBB+/Baa1	June 2033	Floating Subordinate
M-5	$8,906,000	1mL+4.000%	4.49 / 4.59	37-78 / 37-94	BBB-/BBB/Baa2	June 2033	Floating Subordinate
Total:	$436,402,000						

(1) *The Class A-1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, and Class M-5 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans.* ***The principal balance of each Class of Offered Certificates (as defined herein) is subject to a 10% variance.***

(2) *The Class A-1 and Class A-2 Certificates initially have fixed pass-through rates, but the pass-through rate for each such class will adjust to One Month LIBOR plus 75 bps on the first Distribution Date after the Roll Date (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates are priced to call. The Class A-1 and Class A-2 Certificates are priced to the Roll Date. The margin on each of Class A-1 (if applicable), Class A-2 (if applicable), Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates will be equal to 1.5x the original margin on first Distribution Date after the Optional Termination may first be exercised.*

(3) *See "Net WAC Rate" herein.*

(4) *See "Pricing Prepayment Speed" herein.*

Depositor:	Financial Asset Securities Corp.
Servicer:	Litton Loan Servicing LP.
Underwriter:	Greenwich Capital Markets, Inc.
Trustee:	Deutsche Bank National Trust Company.
Originator:	Fremont Investment & Loan ("***Fremont***").

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Certificates:	The Class A-1 Certificates (the "***Group I Certificates***") and the Class A-2 Certificates (the "***Group II Certificates***," together with the Group I Certificates, the "***Class A Certificates***" or "***Senior Certificates***"), and the Class M-1, Class M-2, Class M-3, Class M-4, and Class M-5 Certificates (collectively, the "***Subordinate Certificates***"). The Class A-1 and Class A-2 Certificates are referred to herein as the "***Hybrid Certificates***". The Class M-1, Class M-2, Class M-3, Class M-4, and Class M-5 Certificates are referred to herein as the "***Floating Rate Certificates***". The Senior and Subordinate Certificates are referred to herein as the "***Offered Certificates***."
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Statistical Cut-off Date:	The close of business on August 1, 2003.
Cut-off Date:	The close of business on September 1, 2003.
Expected Pricing Date:	On or about [ ], 2003.
Expected Closing Date:	On or about September 25, 2003.
Accrued Interest:	The price to be paid by investors for the Class M-1, Class M-2, Class M-3, Class M-4, and Class M-5 Certificates will not include accrued interest (settling flat). The price to be paid by investors on the Class A-1 and Class A-2 Certificates will include accrued interest from the Cut-off Date up to but not including, the Closing Date ([24] days).
Interest Accrual Period:	The interest accrual period for each Distribution Date with respect to the Class A-1 and Class A-2 Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis). The interest accrual period for the Class M-1, Class M-2, Class M-3, Class M-4, and Class M-5 Certificates will be the period beginning with the previous Distribution date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in October 2003.
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Senior Certificates and the Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Optional Termination:	The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Offered Certificates will be priced based on the following collateral prepayment assumptions: FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter) ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)
Mortgage Loans:	As of the Cut-off Date, the aggregate principal balance of the Mortgage Loans was approximately $445,308,289, of which: (i) approximately $328,266,828 consisted of a pool of conforming balance fixed-rate and adjustable-rate, first-lien mortgage loans (the "***Group I Mortgage Loans***") and (ii) approximately $107,041,461 consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate, first-lien mortgage loans (the "***Group II Mortgage Loans***" together with the Group I Mortgage Loans, the "***Mortgage Loans***").
Roll Date:	September 2005.
Adjusted Net Mortgage Rate:	The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.
Adjusted Net Maximum Mortgage Rate:	The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan is a fixed rate mortgage loan) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.
Pass-Through Rates:	The "***Pass-Through Rate***" on each of the Offered Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the related Net WAC Rate.
Formula Rate:	The "***Formula Rate***" on each Offered Certificate will be equal to the lesser of (i) the Base Rate and (ii) the Maximum Cap.
Base Rate:	The "***Base Rate***" for the Class A-1 and Class A-2 Certificates is (i) a fixed coupon rate for the first 24 Distribution Dates and (ii) One Month LIBOR plus the related margin for every Distribution Date thereafter. The Base Rate for the Class M-1, Class M-2, Class M-3, Class M-4, and Class M-5 Certificates is One Month LIBOR plus the related margin.
Net WAC Rate:	The "***Net WAC Rate***" will be the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis with respect to the Floating Rate Certificates and on a 30/360 basis with respect to the Hybrid Certificates.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Maximum Cap: The "***Maximum Cap***" on each class of Offered Certificates will be the weighted average Adjusted Net Maximum Mortgage Rate of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis with respect to the Floating Rate Certificates and on a 30/360 basis with respect to the Hybrid Certificates.

Net WAC Rate Carryover Amount: For any class of Offered Certificates and any Distribution Date, the "***Net WAC Rate Carryover Amount***" for each such class is equal to the sum of (i) the excess, if any, of (a) the amount of interest that would have accrued on such class based on the related Formula Rate for the Hybrid Certificates and Floating Rate Certificates over (b) the amount of interest accrued on such class based on the related Net WAC Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion for the most recently ended Interest Accrual Period at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates on a subordinated basis to the extent of funds available.

Credit Enhancement: Consists of the following:

1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Credit Support:

Initial Credit Enhancement On Closing Date		**Target Credit Enhancement After Stepdown Date**	
Rating (S/M/F)	**Percent**	**Rating (S/M/F)**	**Percent**
AAA/Aaa/AAA	20.00%	AAA/Aaa/AAA	40.00%
AA/Aa2/AA	13.00%	AA/Aa2/AA	26.00%
A/A2/A	7.00%	A/A2/A	14.00%
A-/A3/A-	5.75%	A-/A3/A-	11.50%
BBB+/Baa1/BBB+	4.00%	BBB+/Baa1/BBB+	8.00%
BBB-/Baa2/BBB	2.00%	BBB-/Baa2/BBB	4.00%

Excess Cashflow: The "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount: The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Offered Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 2.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Amount is reached.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Required Overcollateralization Amount:

On any Distribution Date, the "***Required Overcollateralization Amount***" is equal to:

(i) prior to the Stepdown Date, 2.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

(ii) on or after the Stepdown Date, the greater of:

a. the lesser of:

i. 2.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; and

ii. 4.00% of the current aggregate principal balance of the Mortgage Loans; and

b. 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***OC Floor***").

On any Distribution Date on which a Trigger Event is in effect, the Required Overcollateralization Amount will be equal to the Required Overcollateralization Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero, and

(ii) the later to occur of:

a. the Distribution Date occurring in October 2006; and

b. the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 40.00%.

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds 38.75% of the current Credit Enhancement Percentage or (ii) cumulative realized losses for the related Distribution Date as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date are greater than:

Distribution Date	Percentage
October 2006 – September 2007	2.75%
October 2007 – September 2008	4.25%
October 2008 – September 2009	5.75%
October 2009 – September 2010	6.25%
October 2010 and thereafter	6.50%

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class M-5 Certificates, second to the Class M-4 Certificates, third to the Class M-3 Certificates, fourth to the Class M-2 Certificates, and fifth to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest concurrently to the Class A Certificates, *pro-rata* based on their respective interest entitlements generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, and seventh, monthly interest to the Class M-5 Certificates. Any remaining interest funds will be distributed as part of Excess Cashflow pursuant to 3), 4), and 5) below.
2) Principal funds (net of any overcollateralization release amount), as follows: monthly principal concurrently to the Class A Certificates, generally from principal collected in the related loan group *pro-rata* based on their respective certificate balances, as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown," and then monthly principal to the Class M-5 as described under "Principal Paydown."
3) Excess Cashflow, as follows: as principal to the Senior and Subordinate Certificates to build the Overcollateralization Amount until it equals the Required Overcollateralization Amount as described under "Principal Paydown", then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, and then any unpaid applied Realized Loss amount to the Class M-5 Certificates.
4) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount payable to the Senior and Subordinate Certificates.
5) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling and servicing agreement.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal (including Excess Cashflow used to pay principal as described in priority 3) under "*Priority of Distributions*") will be paid to the Class A Certificates generally *pro-rata*, based on the principal collected in the related loan group, provided, however if the Class A Certificates have been retired, principal will be applied sequentially in the following order of priority from principal collected on the related loan group: 1) to the Class M-1 Certificates, 2) to the Class M-2 Certificates, 3) to the Class M-3 Certificates, 4) to the Class M-4 Certificates, and then 5) to the Class M-5 Certificates.

On or after the Stepdown Date and if a Trigger Event is not in effect, the Senior and Subordinate Certificates will be entitled to receive payments of principal (including Excess Cashflow used to pay principal as described in priority 3) under "*Priority of Distributions*") in the following order of priority: first to the Class A Certificates, generally *pro-rata* based on the principal collected in the related loan group, such that each class of Class A Certificates will have at least [40.00]% credit enhancement from the related loan group, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least [26.00]% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least [14.00]% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least [11.50]% credit enhancement, fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least [8.00]% credit enhancement, and sixth to the Class M-5 Certificates such that the Class M-5 Certificates will have at least [4.00]% credit enhancement (subject, in the case of the most subordinate certificate outstanding, a potentially larger principal payment if the more senior classes of certificates have credit enhancement percentages in excess of the percentages stated above).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Cut-off Date Mortgage Loans

Number Of Loans:	2,306					
Total Outstanding Principal Balance:	445,308,289					
			Minimum		**Maximum**	
Average Original Principal Balance:	$193,837.72		$50,000.00		$731,250.00	
Average Outstanding Principal Balance:	$193,108.54		$48,805.86		$727,538.58	
Weighted Average Current Loan Rate:	7.500	%	4.990	%	13.990	%
Arm Characteristics:						
Weighted Average Gross Margin:	6.965	%	3.000	%	6.990	%
Weighted Average Maximum Loan Rate:	14.618	%	11.990	%	19.800	%
Weighted Average Minimum Loan Rate:	7.618	%	4.990	%	12.800	%
Weighted Average Initial Periodic Rate Cap:	3.000	%	3.000	%	3.000	%
Weighted Average Periodic Rate Cap:	1.500	%	1.000	%	1.500	%
Weighted Average Months To Roll:	20	months	16	months	32	months
Weighted Average Original Term:	356.28	months	120.00	months	360.00	months
Weighted Average Remaining Term:	351.88	months	116.00	months	356.00	months
Weighted Average Original Ltv:	80.78	%	14.39	%	100.00	%
Weighted Average Credit Score:	618		500		814	
First Pay Date:			Oct 01, 2002		Jun 01, 2003	
Maturity Date:			May 01, 2013		May 01, 2033	

Balloon Flag Concentrations ($): 99.81 % Fully Amortizing, 0.19 % Balloon
Top Property State Concentrations ($): 41.44 % California, 10.57 % New York, 9.49 % Florida

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Principal Balance ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
48,806 - 50,000	14	697,155.21	0.16
50,001 - 75,000	199	12,534,676.95	2.81
75,001 - 100,000	243	21,451,818.69	4.82
100,001 - 125,000	264	29,713,871.06	6.67
125,001 - 150,000	263	36,162,692.59	8.12
150,001 - 175,000	251	40,638,659.90	9.13
175,001 - 200,000	210	39,370,306.45	8.84
200,001 - 225,000	153	32,457,453.29	7.29
225,001 - 250,000	142	33,731,876.02	7.57
250,001 - 275,000	114	29,916,557.45	6.72
275,001 - 300,000	95	27,298,780.80	6.13
300,001 - 350,000	139	44,690,179.56	10.04
350,001 - 400,000	89	33,489,013.29	7.52
400,001 - 450,000	49	20,774,872.67	4.67
450,001 - 500,000	45	21,849,787.16	4.91
500,001 - 600,000	33	18,468,299.20	4.15
600,001 - 700,000	2	1,334,750.04	0.30
700,001 - 727,539	1	727,538.58	0.16
Total	2,306	445,308,288.91	100.00

Original Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
120	1	48,805.86	0.01
180	35	5,979,250.00	1.34
240	24	4,400,204.46	0.99
300	5	706,682.74	0.16
359	1	142,854.09	0.03
360	2,240	434,030,491.76	97.47
Total	2,306	445,308,288.91	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Remaining Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
116 - 120	1	48,805.86	0.01
169 - 180	35	5,979,250.00	1.34
229 - 240	24	4,400,204.46	0.99
289 - 300	5	706,682.74	0.16
337 - 348	1	88,833.45	0.02
349 - 354	219	41,588,319.58	9.34
355 - 355	456	83,850,418.51	18.83
356 - 356	1,565	308,645,774.31	69.31
Total	2,306	445,308,288.91	100.00

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	1,855	355,271,031.00	79.78
Two-Four Family	279	60,882,799.71	13.67
Condominium	168	28,811,570.75	6.47
Manufactured Housing	4	342,887.45	0.08
Total	2,306	445,308,288.91	100.00

Occupancy Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	1,956	385,732,118.51	86.62
Non-owner	324	53,268,916.88	11.96
Second Home	26	6,307,253.52	1.42
Total	2,306	445,308,288.91	100.00

Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Cash Out Refinance	1,369	271,910,439.49	61.06
Purchase	803	149,001,559.37	33.46
Rate/Term Refinance	84	15,221,492.27	3.42
Home Improvement	50	9,174,797.78	2.06
Total	2,306	445,308,288.91	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Original Loan-to-value Ratio (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 50.00	78	10,162,402.81	2.28
50.01 - 55.00	30	5,387,824.31	1.21
55.01 - 60.00	49	8,106,338.73	1.82
60.01 - 65.00	99	19,984,634.35	4.49
65.01 - 70.00	117	24,270,443.65	5.45
70.01 - 75.00	205	38,113,652.14	8.56
75.01 - 80.00	796	155,109,926.01	34.83
80.01 - 85.00	198	40,027,856.54	8.99
85.01 - 90.00	519	101,078,245.12	22.70
90.01 - 95.00	84	18,127,094.67	4.07
95.01 - 100.00	131	24,939,870.58	5.60
Total	2,306	445,308,288.91	100.00

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alaska	2	179,506.61	0.04
Arizona	46	7,444,744.58	1.67
Arkansas	3	286,473.78	0.06
California	770	184,547,547.47	41.44
Colorado	57	11,343,790.59	2.55
Connecticut	44	7,617,006.71	1.71
Delaware	2	389,163.99	0.09
Florida	325	42,259,071.98	9.49
Georgia	6	800,380.73	0.18
Hawaii	32	7,733,341.03	1.74
Idaho	11	1,072,629.27	0.24
Illinois	132	21,163,160.17	4.75
Indiana	7	905,649.73	0.20
Iowa	4	1,023,373.20	0.23
Kansas	6	687,494.27	0.15
Kentucky	1	129,281.92	0.03
Maine	1	438,372.09	0.10
Maryland	57	9,536,614.28	2.14
Massachusetts	53	13,555,398.67	3.04
Michigan	50	7,462,281.27	1.68
Minnesota	40	6,876,863.51	1.54
Missouri	29	3,237,634.94	0.73

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Nebraska	1	136,594.60	0.03
Nevada	24	4,339,696.33	0.97
New Hampshire	3	422,609.85	0.09
New Jersey	103	20,182,009.25	4.53
New Mexico	3	573,329.09	0.13
New York	198	47,048,601.94	10.57
North Carolina	31	5,610,305.60	1.26
Ohio	28	3,276,980.78	0.74
Oklahoma	15	1,971,079.47	0.44
Oregon	12	2,154,261.04	0.48
Pennsylvania	28	3,823,040.89	0.86
Rhode Island	11	1,359,433.33	0.31
South Carolina	7	870,017.78	0.20
Tennessee	15	1,445,728.58	0.32
Texas	16	1,918,754.76	0.43
Utah	21	3,036,748.32	0.68
Virginia	48	8,066,797.82	1.81
Washington	31	5,960,565.64	1.34
West Virginia	1	60,393.13	0.01
Wisconsin	31	4,062,750.37	0.91
Wyoming	1	298,809.55	0.07
Total	2,306	445,308,288.91	100.00

Documentation Level:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	1,601	304,384,738.65	68.35
Stated Documentation	639	124,707,668.07	28.00
Easy Documentation	66	16,215,882.19	3.64
Total	2,306	445,308,288.91	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Not Available	7	795,263.53	0.18
476 - 500	4	353,551.29	0.08
501 - 525	146	23,028,358.91	5.17
526 - 550	195	32,385,857.73	7.27
551 - 575	359	63,516,221.73	14.26
576 - 600	364	68,665,014.99	15.42
601 - 625	347	68,723,897.22	15.43
626 - 650	275	58,605,224.34	13.16
651 - 675	246	50,038,180.86	11.24
676 - 700	166	34,700,544.61	7.79
701 - 725	82	18,718,584.64	4.20
726 - 750	65	14,899,370.34	3.35
751 - 775	32	7,236,416.80	1.63
776 - 800	17	3,500,873.55	0.79
801 - 814	1	140,928.37	0.03
Total	2,306	445,308,288.91	100.00

Current Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.990 - 5.000	1	386,120.04	0.09
5.001 - 6.000	139	37,240,552.89	8.36
6.001 - 7.000	582	140,272,934.03	31.50
7.001 - 8.000	743	146,708,271.47	32.95
8.001 - 9.000	569	87,431,385.11	19.63
9.001 - 10.000	204	25,552,956.33	5.74
10.001 - 11.000	38	4,422,215.18	0.99
11.001 - 12.000	21	2,569,544.99	0.58
12.001 - 13.000	7	612,413.55	0.14
13.001 - 13.990	2	111,895.32	0.03
Total	2,306	445,308,288.91	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Maximum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
11.990 - 12.000	1	386,120.04	0.12
12.001 - 13.000	86	22,784,645.89	6.81
13.001 - 14.000	386	91,783,242.68	27.44
14.001 - 15.000	597	118,829,250.80	35.53
15.001 - 16.000	456	71,753,629.63	21.45
16.001 - 17.000	174	22,725,131.99	6.79
17.001 - 18.000	30	3,288,806.66	0.98
18.001 - 19.000	18	2,330,512.67	0.70
19.001 - 19.800	7	612,413.55	0.18
Total	1,755	334,493,753.91	100.00

Minimum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.990 - 5.000	1	386,120.04	0.12
5.001 - 6.000	86	22,784,645.89	6.81
6.001 - 7.000	386	91,783,242.68	27.44
7.001 - 8.000	596	118,740,417.35	35.50
8.001 - 9.000	457	71,842,463.08	21.48
9.001 - 10.000	174	22,725,131.99	6.79
10.001 - 11.000	30	3,288,806.66	0.98
11.001 - 12.000	18	2,330,512.67	0.70
12.001 - 12.800	7	612,413.55	0.18
Total	1,755	334,493,753.91	100.00

Gross Margin (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3.000 - 3.000	1	549,090.60	0.16
5.001 - 6.000	2	474,953.49	0.14
6.001 - 6.990	1,752	333,469,709.82	99.69
Total	1,755	334,493,753.91	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Next Adjustment Date (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
01/01/05	2	268,259.46	0.08
02/01/05	16	2,959,286.33	0.88
03/01/05	163	30,461,010.23	9.11
04/01/05	402	71,339,691.68	21.33
05/01/05	1,147	223,265,824.93	66.75
01/01/06	1	274,737.48	0.08
02/01/06	4	939,638.39	0.28
03/01/06	1	138,994.28	0.04
04/01/06	4	1,313,997.68	0.39
05/01/06	15	3,532,313.45	1.06
Total	1,755	334,493,753.91	100.00

Initial Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3.000	1,755	334,493,753.91	100.00
Total	1,755	334,493,753.91	100.00

Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	1	88,833.45	0.03
1.500	1,754	334,404,920.46	99.97
Total	1,755	334,493,753.91	100.00

Product:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28	1,730	328,294,072.63	73.72
Fixed	548	109,967,702.31	24.69
3/27	25	6,199,681.28	1.39
Fixed Balloon	3	846,832.69	0.19
Total	2,306	445,308,288.91	100.00